July 1, 2013

Securities and Exchange Commission100 F Street, N.E.Washington, DC 20549

Ladies and Gentlemen:

We have read Item 77K of Form N-SAR dated July 1, 2013, of Bennett Group of Funds (the registrant) and are in agreement with the statements contained in the second paragraph within Item 77K therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

Very truly yours,

/s/ Ernst & Young LLP